UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 12, 2010

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐   Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐   Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective January 12, 2010, the sole shareholders of Puget Energy, Inc. and Puget Sound Energy, Inc. (together, the "Companies") appointed and elected Christopher Trumpy to the Boards of Directors of the Companies to replace Lincoln Webb, who departed from the Boards on the same date. Mr. Trumpy will replace Mr. Webb on the Compensation Committees of the Boards of Puget Energy and Puget Sound Energy and the Budget and Business Plan Review Committee of Puget Sound Energy.

Mr. Trumpy is currently the Chair of the Board of Directors for Pacific Carbon Trust, a provincial Crown corporation, which focuses on delivering BC-based greenhouse gas offsets to help clients meet carbon reduction goals. Prior to joining Pacific Carbon Trust, Mr. Trumpy held various positions within the provincial government, serving as the Deputy Minister of the Ministries of Finance, Environment and Provincial Revenue over the past ten years. Mr. Trumpy retired from the provincial government in March 2009.

Mr. Trumpy was selected to serve as an Owner Director (as defined in the Amended and Restated Bylaws of each of Puget Energy and Puget Sound Energy) by 6860141 Canada Inc. as Trustee for Padua Investment Trust, on behalf of British Columbia Investment Management Corporation ("bcIMC"), which is a member of Puget Holdings LLC, the indirect beneficial owner of Puget Energy and Puget Sound Energy. Mr. Trumpy and bcIMC are parties to an indemnification agreement, pursuant to which bcIMC agreed to indemnify Mr. Trumpy and advance expenses in connection with any actions or proceedings involving Mr. Trumpy because of his service as a director or manager, as applicable, on the Boards of Puget Energy, Puget Sound Energy or any of its affiliates.

In connection with his service on the Boards of Puget Energy and Puget Sound Energy, Mr. Trumpy and the Companies intend to enter into an agreement pursuant to which the Companies will acknowledge that they are each an indemnitor of first resort as to those certain rights to indemnification provided by each of the Amended and Restated Bylaws of Puget Energy and Puget Sound Energy.

Mr. Trumpy will be entitled to receive the standard compensation for a nonemployee director of the Companies, with the exception that the quarterly retainer fee shall be payable in cash instead of Puget Energy stock. Mr. Trumpy will also be reimbursed for out-of-pocket expenses incurred in connection with attendance or participation at meetings. The nonemployee director compensation program is described in further detail in the Puget Energy and Puget Sound Energy Annual Report on form 10-K filed with the Securities and Exchange Commission on March 3, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ Jennifer L. O'Connor

Dated: January 12, 2010

Jennifer L. O'Connor
Senior Vice President, General
Counsel, Corporate Secretary and
Chief Ethics and Compliance
Officer